# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clene Inc., CIK 0001822791
CUSIP: 185634102
Title of class of securities: Common Stock, $.0001 par value
Address of issuer's principal executive offices: 6550 SOUTH MILLROCK DRIVE, SUITE G50, SALT LAKE CITY, Utah (UT), 84121
Date of event which requires filing of this statement: 12/20/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001062993-21-001369
Filed by CIK 0001450773

## Reporting persons
- 4Life Research, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 314,523; shared voting power 0; sole dispositive power 314,523; shared dispositive power 0; aggregate amount beneficially owned 314,523 (3.7% of the class)
  Comment: The amounts reported consist of 199,844 shares of common stock and 114,679 shares of common stock issuable upon conversion of a convertible promissory note held by 4Life Research, LLC, of which David Lisonbee is the majority beneficial owner and manager, and over which David Lisonbee may be deemed to have sole voting and dispositive power. The convertible promissory notes include a provision limiting the issuance of common shares upon conversion, to the extent such conversion, together with the exercise of any warrants, would require stockholder approval under the rules or regulations of the Nasdaq Stock Market.
- David Lisonbee: type of reporting person: individual (IN); citizenship or place of organization: Utah (UT); sole voting power 555,328; shared voting power 0; sole dispositive power 555,328; shared dispositive power 0; aggregate amount beneficially owned 555,328 (6.5% of the class)
  Comment: The amounts reported consist of:
  
  (a) 199,844 shares of common stock and 114,679 shares of common stock issuable upon conversion of a convertible promissory note held by 4Life Research, LLC (reported on page 2 of this Schedule 13G), of which David Lisonbee is the majority beneficial owner and manager, and over which David Lisonbee may be deemed to have sole voting and dispositive power;
  
  (b) 27,131 shares of common stock held by Legato Investments, LLC, of which David Lisonbee is the majority beneficial owner and manager, and over which David Lisonbee may be deemed to have sole voting and dispositive power;
  
  (c) 114,679 shares of common stock issuable upon conversion of a convertible promissory note held by La Scala Investments, LLC, of which David Lisonbee is the majority beneficial owner and chairman, and over which David Lisonbee may be deemed to have sole voting and dispositive power; and
  
  (d) 36,495 shares of common stock and 62,500 shares of common stock underlying warrants held by David Lisonbee in his own name. The convertible promissory notes include a provision limiting the issuance of common shares upon conversion, to the extent such conversion, together with the exercise of any warrants, would require stockholder approval under the rules or regulations of the Nasdaq Stock Market.

## Item 1. Issuer
Name of issuer: Clene Inc.
Address of issuer's principal executive offices: 6550 SOUTH MILLROCK DRIVE, SUITE G50, SALT LAKE CITY, UT, 84121

## Item 2. Person Filing
Name of person filing:
4Life Research, LLC

David Lisonbee
Address of principal business office or, if none, residence:
9850 South 300 West

Sandy, UT 84070
Citizenship:
4Life Research, LLC, Utah, United States

David Lisonbee, Utah, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 555,328 (The amounts reported consist of: (a) 199,844 shares of common stock and 114,679 shares of common stock issuable upon conversion of a convertible promissory note held by 4Life Research, LLC (reported on page 2 of this Schedule 13G), of which David Lisonbee is the majority beneficial owner and manager, and over which David Lisonbee may be deemed to have sole voting and dispositive power; (b) 27,131 shares of common stock held by Legato Investments, LLC, of which David Lisonbee is the majority beneficial owner and manager, and over which David Lisonbee may be deemed to have sole voting and dispositive power; (c) 114,679 shares of common stock issuable upon conversion of a convertible promissory note held by La Scala Investments, LLC, of which David Lisonbee is the majority beneficial owner and chairman, and over which David Lisonbee may be deemed to have sole voting and dispositive power; and (d) 36,495 shares of common stock and 62,500 shares of common stock underlying warrants held by David Lisonbee in his own name. The convertible promissory notes include a provision limiting the issuance of common shares upon conversion, to the extent such conversion, together with the exercise of any warrants, would require stockholder approval under the rules or regulations of the Nasdaq Stock Market.)
Percent of class: 6.5% (As of January 21, 2025 (based on 8,248,719 shares of Common Stock outstanding as represented in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 24, 2025.)
Sole power to vote or to direct the vote: 555,328
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 555,328
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The undersigned hereby agree that the statement on Schedule 13G/A to which this Agreement is attached shall be filed by 4Life Research, LLC on its own behalf and on behalf of David Lisonbee.

Date: February 14, 2025
4LIFE RESEARCH, LLC
By: /s/ David Lisonbee, Manager
DAVID LISONBEE
By: /s/ David Lisonbee

## Signatures
- 4Life Research, LLC: /s/ David Lisonbee, David Lisonbee/Manager (02/14/2025)
- David Lisonbee: /s/ David Lisonbee, David Lisonbee (02/14/2025)